November 24, 2008

Mr. William C-L Friar

Senior Financial Analyst

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 000-27622

Dear Mr. Friar:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 10, 2008 containing comments on the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 4, 2008. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Preliminary Proxy Statement on Schedule 14A

1.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds. Disclose whether you have applied to participate in the Treasury’s Capital Purchase Program and describe the status of your application.

Pursuant to the Treasury’s summary term sheet for non-public Qualifying Financial Institutions released on November 17, 2008, we are not a “publicly traded”

Mr. William C-L Friar
November 24, 2008

company because our securities are not traded on a national securities exchange. Under the terms of the private Capital Purchase Program applicable to “non-public” companies, we would not issue warrants to purchase common stock.

In addition, because we are not “publicly traded,” our deadline to apply for the Capital Purchase Program is December 8, 2008. We have not yet applied to participate in the program.

2.	Please discuss how your participation in the Capital Purchase Program may impact the holders of any outstanding senior classes of your securities.

We have no senior classes of securities outstanding.

3.	Please discuss how your participation in the Capital Purchase Program may

a.	impact the holders of any outstanding senior classes of your securities;

We have no senior classes of securities outstanding.

b.	dilute the interests of your existing common shareholders;

If we participate in the private Capital Purchase Program, we would not issue warrants to purchase common stock. As such, there would be no dilutive effects on the interests of our existing common shareholders.

c.	require you to expand your board of directors to accommodate Treasury Department appointments to it.

We have revised the “Voting Rights” discussion under the “Terms of the Capital Purchase Program” section of the Proxy Statement to disclose that, if we participate in the program, we may be required under certain circumstances to amend our Bylaws to expand our board of directors to accommodate any appointments made by the Treasury Department.

4.

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

We have revised the “Reasons for the Amendment” section of the Proxy Statement to disclose that the Treasury is not obligated to accept our application and that the estimated proceeds of the proposed sale of securities to the Treasury are not guaranteed.

Mr. William C-L Friar
November 24, 2008

5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

We have revised the “Reasons for the Amendment” section of the Proxy Statement to disclose that, if we do not participate in the Program, we do not expect that there will be any material effects on our liquidity, capital resources or results of operations.

6.	Disclose whether you will modify plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

We have revised the “Executive Compensation” discussion under the “Terms of the Capital Purchase Program” section of the Proxy Statement to provide that, if we participate in the program, we will review and amend our compensatory plans and contracts as necessary to comply with applicable limits on executive compensation.

7.            Under, “Warrants,” on page 5 of the proxy statement; please disclose the current price of the company’s common stock or the average 20 day price from a current period.

If we participate in the private Capital Purchase Program, we would not issue warrants to purchase common stock. We have removed the discussion of warrants to purchase common stock from the Proxy Statement.

*  *  *  *  *  *  *

As requested, Highlands Bankshares, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181.

Thank you for your assistance in this matter.

Yours truly,

/s/ James R. Edmondson

James R. Edmondson
Vice President -Accounting